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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Henley Healthcare, Inc.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.01
                          ----------------------------
                         (Title of Class of Securities)


                                   42550V 10 7
                                   -----------
                                 (CUSIP Number)


                         Kenneth W. Davidson, President
                              Maxxim Medical, Inc.
                             10300 49th Street North
                            Clearwater, Florida 33762
                                 (813) 561-2100
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                               September 30, 1997
                               ------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)



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      1       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS.
                              Maxxim Medical, Inc.
                                   76-0291634
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                                 Not applicable.
      See Introduction to the Statement and Item 3 of the Statement below.
--------------------------------------------------------------------------------
      5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               State of Texas
--------------------------------------------------------------------------------
        NUMBER OF          7    SOLE VOTING POWER

         SHARES                    3,000,000
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
                                   0
      OWNED BY EACH        -----------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
        REPORTING                  3,000,000
                           -----------------------------------------------------
       PERSON WITH         10    SHARED DISPOSITIVE POWER
                                   0
                           -----------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   3,000,000
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (10) EXCLUDES CERTAIN
               SHARES  [ ]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   43.6%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

                                   CO
--------------------------------------------------------------------------------


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                                  INTRODUCTION

This statement on Schedule 13D is filed on behalf of Maxxim Medical, Inc., a Texas corporation ("Maxxim"). On April 30, 1996, Maxxim and Henley Healthcare, Inc. ("Henley")(then known as Lasermedics, Inc.) entered into an agreement whereby Henley purchased certain assets (and assumed certain liabilities) associated with the Henley Healthcare Division of Maxxim, for a purchase price of approximately $13.5 million. The purchase price was paid by the issuance by Henley to Maxxim of a convertible subordinated promissory note in the principal amount of $7 million (the "Note"), with the balance of the purchase price paid in cash. From the date of the issuance of the Note (April 30, 1996) until September 30, 1997, when the Note was first modified, Maxxim had the right to convert the outstanding principal due under the Note into shares of Henley common stock, par value $.01 per share ("Common Stock" or "Shares") at any time at a conversion price of $3.00 per share, giving Maxxim the beneficial ownership of 2,333,333 Shares with respect to the principal balance due under the Note. Maxxim is also entitled to convert any accrued and unpaid interest due under the
Note into Common Stock. Interest on the Note currently accrues at a rate of 6% per annum and increases 2% per annum on May 1 of each calendar year. Accrued interest is due and payable on May 1 and November 1 of each calendar year until May 1, 2003.

At the time of the April 1996 transaction between Henley and Maxxim, the Common Stock was not registered under Section 12 of the Securities Exchange Act of 1934. Subsequently, on June 26, 1996, Henley filed a registration statement for the Common Stock with the Securities and Exchange Commission, which registration statement was declared effective on August 12, 1996.

In September 1997, Henley requested that Maxxim agree to an increase in the amount of other debt to which the Note would be subordinate. Maxxim agreed to such increase in exchange for a reduction in the conversion price from $3.00 to $2.00. On September 30, 1997, the terms of the Note were so modified, giving Maxxim the beneficial ownership of 3,500,000 Shares with respect to the $7 million principal balance due under the Note.

In connection with the original transaction between Maxxim and Henley, Maxxim entered into a Voting and Shareholders Agreement (the "Agreement") with Henley, Mr. Michael M. Barbour (President and a director of Henley) and Dr. Chadwick F. Smith, M.D. (the Chairman of the Board of Henley), pursuant to which, among other things, (i) Henley created a vacancy in its Board of Directors and elected a nominee of Maxxim, Mr. Kenneth W. Davidson, to fill the vacancy, and (ii) Mr. Barbour and Dr. Smith agreed to vote their Shares in favor of Maxxim's nominee during the term of the Agreement. In addition, under the Agreement each of Maxxim, Barbour and Smith granted to Henley the right to purchase all, but not less than all, Shares which each of them might desire to sell in the future, on the same terms as they proposed to sell such Shares to a third party. They also each granted to one another the right to purchase all, but not less than all, of such Shares if Henley does not purchase such Shares. The Agreement will terminate upon the merger or consolidation of Henley with another corporation (provided that Henley is not the survivor in the merger and the merger is not with a company owned or controlled by any of the parties); a public offering of Common Stock by Henley; or if both the principal amount due under the Note is reduced to less than $1.5 million and Maxxim's ownership of the Common Stock is reduced to less than 10% of the outstanding Shares.

On February 20, 1998, Maxxim converted $2,000,000 due under the Note into 1,000,000 Shares. In connection with such conversion, Henley agreed to register


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the 1,000,000 Shares for resale by Maxxim under the federal and state securities laws as soon as reasonably practicable and Messrs. Barbour and Smith and Henley agreed to waive their rights to purchase the Shares to be sold by Maxxim under the registration statement.

On March 13, 1998, Maxxim converted another $2,000,000 due under the Note into 1,000,000 additional Shares. In connection with such conversion, Henley agreed to register the additional 1,000,000 Shares for resale by Maxxim under the federal and state securities laws as soon as reasonably practicable and Messrs. Barbour and Smith and Henley agreed to waive their rights to purchase the Shares to be sold by Maxxim under the registration statement.

On April 15, 1998, Maxxim sold 500,000 Shares in a private sale.


Item 1.     Security and Issuer:

This statement relates to shares of Common Stock, par value $.01 per share, of Henley Healthcare, Inc., a Texas corporation, the principal executive offices of which are located at 120 Industrial Blvd., Sugar Land, Texas 77478-3128.

Item 2.     Identity and Background.

The person filing this statement is Maxxim Medical, Inc., a Texas corporation. The principal business of Maxxim is the manufacture and development of a diversified range of specialty medical products. The principal office and principal business of Maxxim are located at 10300 49th Street North, Clearwater, Florida 33762. The attached Schedule I sets forth a list of the executive officers and directors of Maxxim as well as their business addresses, present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship. Maxxim has no controlling person or corporation.

During the last five years, neither Maxxim nor, to the best of Maxxim's knowledge, any person named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which as a result of such proceeding Maxxim or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

On April 30, 1996, Maxxim and Henley (then known as Lasermedics, Inc.) entered into an agreement whereby Henley purchased certain assets (and assumed certain liabilities) associated with the Henley Healthcare Division of Maxxim, for a purchase price of approximately $13.5 million. The purchase price was paid by the issuance by Henley to Maxxim of a convertible subordinated promissory note in the principal amount of $7 million (the "Note"), with the balance of the purchase price paid in cash. The outstanding principal and interest due under the Note may be converted by Maxxim at any time, and from time to time, into Common Stock without the payment of any additional consideration.


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Item 4.     Purpose of Transaction

The original purpose of Maxxim's acquisition of the Note was to assist Henley in financing the purchase of the Henley Healthcare Division from Maxxim. Maxxim negotiated the Voting and Shareholders Agreement with Messrs. Barbour and Smith in order to assure Maxxim representation on the Board of Directors of Henley so that it could influence the management of Henley. Maxxim negotiated the convertibility of the Note into Common Stock in order to have the opportunity to share in any increase in the value of Henley Common Stock during the period in which the Note was outstanding.

Maxxim converted $2 million of the outstanding amount due under the Note into 1 million Shares in February 1998, and an another $2 million due under the Note into an additional 1 million Shares in March 1998, at the request of Henley. Henley was out of compliance with the listing standards of the Nasdaq Stock Market at such time, due to an increase in such standards in February 1998, and the conversion of such amounts of debt into equity brought Henley into compliance with the new standards.

Maxxim sold 500,000 Shares on April 15, 1998, in a private sale. Maxxim intends to further reduce its percentage of Share ownership as opportunities arise, consistent with maintaining the value of its investment in its remaining Shares and the Note. In connection with the conversion of the $4,000,000 due under the
Note into 2,000,000 Shares, Henley agreed to register the 2,000,000 Shares for resale by Maxxim under the federal and state securities laws as soon as reasonably practicable.

Item 5.     Interest in Securities of the Issuer.

(a) According to Henley's most recently available filing with the Commission, there were 5,383,205 Shares of Common Stock outstanding on March 25, 1998. At May 1, 1998, Maxxim owned of record 1,500,000 Shares, or approximately 27.9% of the total number of outstanding Shares. Maxxim beneficially owns an additional 1,500,000 Shares, issuable upon the conversion of the outstanding principal amount due under the Note ($3,000,000). Therefore, Maxxim beneficially owns a total of 3,000,000 Shares, or approximately 43.6% of the 6,883,205 Shares which would be outstanding upon the issuance of the additional 1,500,000 Shares upon the conversion of the remaining principal amount due under the Note. Maxxim is also entitled to convert any accrued and unpaid interest due under the Note into Common Stock. Interest on the Note currently accrues at a rate of 6% per annum and increases 2% per annum on May 1 of each calendar year. Accrued interest is due and payable on May 1 and November 1 of each calendar year until May 1, 2003. The interest payment due May 1, 1998 has been paid.

To the best of Maxxim's knowledge, of the persons listed on Schedule I, only Messrs. Davidson and Henley beneficially own any Shares of Henley. Mr. Davidson beneficially owns an additional 20,000 Shares, representing Shares he has the current right to acquire under currently exercisable stock options. Mr. Henley beneficially owns an additional 45,000 Shares, representing Shares he has the current right to acquire under currently exercisable warrants.

(b) Maxxim has the sole right to vote and dispose of all of the Shares beneficially owned by it. To the best of Maxxim's knowledge, each of Messrs. Davidson and Henley has the sole right to vote and dispose of the Shares beneficially owned by him.


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

(c) In September 1997, Henley requested that Maxxim agree to an increase in the amount of other debt to which the Note would be subordinate. Maxxim agreed to such increase in exchange for a reduction in the conversion price from $3.00 to $2.00. On September 30, 1997, the terms of the Note were so modified, giving Maxxim the beneficial ownership of 3,500,000 Shares with respect to the $7 million principal balance due under the Note.

On February 20, 1998, Maxxim converted $2,000,000 due under the Note into 1,000,000 Shares. On March 13, 1998, Maxxim converted another $2,000,000 due under the Note into an additional 1,000,000 Shares. On April 15, 1998, Maxxim sold 500,000 Shares for $3.09 per share in a private sale.

To the best of Maxxim's knowledge, except as described above, there have been no other transactions in the Common Stock effected during the period from July 30, 1997, to May 1, 1998, by Maxxim or any of the persons listed in Schedule I.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the original transaction between Maxxim and Henley, Maxxim entered into a Voting and Shareholders Agreement (the "Agreement") with Henley, Mr. Michael M. Barbour (President and a director of Henley) and Dr. Chadwick F. Smith, M.D. (the Chairman of the Board of Henley), pursuant to which, among other things, (i) Henley created a vacancy in its Board of Directors and elected a nominee of Maxxim, Mr. Kenneth W. Davidson, to fill the vacancy, and (ii) Mr. Barbour and Dr. Smith agreed to vote their Shares in favor of Maxxim's nominee during the term of the Agreement. In addition, under the Agreement each of Maxxim, Barbour and Smith granted to Henley the right to purchase all, but not less than all, Shares which each of them might desire to sell in the future, on the same terms as they proposed to sell such Shares to a third party. They also each granted to one another the right to purchase all, but not less than all, of such Shares if Henley does not purchase such Shares. The Agreement will terminate upon the merger or consolidation of Henley with another corporation (provided that Henley is not the survivor in the merger and the merger is not with a company owned or controlled by any of the parties); a public offering of Common Stock by Henley; or if both the principal amount due under the Note is reduced to less than $1.5 million and Maxxim's ownership of the Common Stock is reduced to less than 10% of the outstanding Shares. According to Henley's most recently available filing with the Commission, Messrs. Smith and Barbour beneficially owned 430,666 and 421,748 Shares, respectively, at March 16, 1998. Of such Shares, 235,000 and 228,333 Shares were issuable to Messrs. Smith and Barbour, respectively, upon the exercise of presently outstanding options. The Shares beneficially owned by Messrs. Smith and Barbour represent approximately 7.67% and 7.52% of the Shares which would be outstanding upon the issuance of all such Shares. Maxxim disclaims beneficial ownership of the Shares beneficially owned by Messrs. Smith and Barbour.

In February and March, 1998, Maxxim converted $4,000,000 due under the Note into 2,000,000 Shares. In connection with such conversion, Henley agreed to register the 2,000,000 Shares for resale by Maxxim under the federal and state securities laws as soon as reasonably practicable and Messrs. Barbour and Smith and Henley agreed to waive their rights to purchase the Shares to be sold by Maxxim under the registration statement.


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

Item. 7.     Material to be Filed as Exhibits.

1.1 Convertible Subordinated Promissory Note of Henley, dated April 30, 1996, in the original principal amount of $7,000,000 payable to Maxxim. (Previously filed with the Commission as Exhibit 1.2 to the Form 8-K of Henley, dated April 30, 1996, and incorporated herein by this reference.)

1.2 First Modification to Convertible Subordinated Promissory Note of Henley, dated September 30, 1997.

1.3 Registration Rights Agreement dated April 30, 1996 by and between Henley and Maxxim. (Previously filed with the Commission as Exhibit 1.3 to the Form 8-K of Henley, dated April 30, 1996, and incorporated herein by this reference.)

1.4 Voting and Shareholders Agreement dated April 30, 1996 by and among Henley, Michael M. Barbour, Chadwick F. Smith, MD, and Maxxim. (Previously filed with the Commission as Exhibit 1.4 to the Form 8-K of Henley, dated April 30, 1996, and incorporated herein by this reference.)

1.5 Letter Agreement, dated February 20, 1998, relating to the conversion by Maxxim of $2 million due under the Henley Note into 1 million Shares of Common Stock.

1.6 Letter Agreement, dated March 13, 1998, relating to the conversion by Maxxim of $2 million due under the Henley Note into 1 million Shares of Common Stock.



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                                   Schedule I


Each of the individuals below, except for Messrs. Davidson, Graham, Lamont, Wafelman and Beek, is a citizen of the United States of America. Messrs. Davidson, Graham and Lamont are citizens of Canada. Messrs. Wafelman and Beek are citizens of The Netherlands. For each person whose employment is with Maxxim, the principal business of their employer and their business address is described under Item 2 above.

                                              PRINCIPAL OCCUPATION OR EMPLOYMENT; PRINCIPAL
NAME                                          BUSINESS OF EMPLOYER; BUSINESS ADDRESS.
----                                          ---------------------------------------
Kenneth W. Davidson...............            Chairman of the Board, President and Chief Executive Officer
                                              Maxxim Medical, Inc.

Peter M. Graham...................            Executive Vice President, Chief Operating Officer and
                                                   Secretary
                                              Maxxim Medical, Inc.

David L. Lamont...................            Vice President and Group Vice President
                                              Maxxim Medical, Inc.

Henry T. DeHart...................            Vice President, Executive Vice President Operations, Case
                                                   Management
                                              Maxxim Medical, Inc.

Jack F. Cahill....................            Vice President, Executive Vice President Sales and
                                                   Marketing, Case Management
                                              Maxxim Medical, Inc.

Alan S. Blazei....................            Vice President, Controller and Treasurer
                                              Maxxim Medical, Inc.

Joseph D. Dailey..................            Vice President, Information Services
                                              Maxxim Medical, Inc.

Suzanne R. Garon..................            Vice President, Human Resources
                                              Maxxim Medical, Inc.

Rob W. Beek.......................            Vice President, Managing Director, Maxxim Medical Europe
                                              Maxxim Medical, Inc.

Donald R. DePriest................            President of MedCom Development Corporation, the General
                                                   Partner of MCT  Investors, L.P., a limited partnership
                                                   engaged in the business of venture capital investing.
                                              MCT Investors, L.P.
                                              625 Slaters Lane, G100
                                              Alexandria, VA 22314

Peter G. Dorflinger...............            President and Chief Operating Officer of Physicians Resource
                                                   Group, Inc., a physicians practice management company.
                                              Physicians Resource Group, Inc.
                                              3 Lincoln Center, Suite 1540
                                              5430 LBJ Freeway
                                              Dallas, TX  75240


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
Martin Grabois, M.D...............            Professor and Chairman of the Department of
                                                   Physical Medicine and Rehabilitation at Baylor College
                                                   of Medicine in Houston, Texas.
                                              Baylor College of Medicine
                                              Dept. of PM&R
                                              1333 Moursund Ave.
                                              Clinic Bldg. A221
                                              Houston, TX  77030

Ernest J. Henley, Ph.D............            Professor of Chemical Engineering at the University of
                                                   Houston
                                              49 Brior Hollow Lane
                                              #1902
                                              Houston, TX  77027

Richard O. Martin, Ph.D...........            Chairman and Chief Executive Officer, of Physio-Control
                                                   International Corp., a manufacturer of cardiac
                                                   defibrillators and monitoring equipment.
                                              Physio-Control International Corp.
                                              11811 Willows Road N.E.
                                              Redmond, WA 98073-9706

Henk R. Wafelman, Ing.............            Executive Chairman of the Dutch Society of Enterprises in
                                                   Medical Technology, a Netherlands based technology
                                                   society.
                                              Taksteeg 3
                                              1012 PB
                                              Amsterdam, The Netherlands



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                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 8, 1998

Alan S. Blazei
-------------------------------------
(Signature)

Vice President, Controller, Treasurer
-------------------------------------
(Name and Title)



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